UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Amneal Pharmaceuticals, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01
(Title of Class of Securities)

03168L105
(CUSIP Number)

Chirag Patel c/o McCabe Heidrich & Wong, PC Attention: Christine Krentz 4 Gatehall Drive Parsippany, NJ 07054-4513 (949) 409-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03168L105	13D	Page 1 of 4

1	NAMES OF REPORTING PERSONS
Chirag Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
21,835,007

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
21,835,007

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,835,007

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

[1]
The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 306,542,608 shares of Class A Common Stock outstanding, as disclosed in the New Issuer’s Quaterly Report on Form 10-Q, filed on August 9, 2024.

CUSIP No. 03168L105	13D	Page 2 of 4

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 5, the “Schedule 13D”), by the Reporting Person relating to Class A Common Stock of the New Issuer. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer
The disclosure in Item 5 is hereby amended and restated in its entirety to read as follows:
(a) – (b)

CUSIP No. 03168L105	13D	Page 3 of 4

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 306,542,608 shares of Class A Common Stock outstanding, as disclosed in the New Issuer’s Quarterly Report on Form 10-Q, filed on August 9, 2024:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Chirag Patel	21,835,007	7.1	21,835,007	0	21,835,007	0
The Reporting Person owns directly (i) 512,566 shares of Class A Common Stock, (ii) 24,977 shares of Class A Common Stock issuable upon exercise of options exercisable for $15.01 per share, which expire on May 7, 2028 and (iii) 28,044 shares of Class A Common Stock issuable upon exercise of options exercisable for $14.05 per share, which expire on May 6, 2029; and may be deemed to beneficially own 21,269,420 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person.
(c)  During the past 60 days, the Reporting Person has not effected any transactions in the Class A Common Stck.
(d)  None.
(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information.
On October 29, 2024, the Reporting Person and his spouse, as well as certain trusts controlled by the Reporting Person and his spouse (collectively, the “Borrowers”), entered into a Third Amended and Restated Margin Loan Agreement (the “Margin Loan Agreement”) with UBS AG Stamford Branch, as successor by merger to Credit Suisse AG (“UBS”). In connection therewith, the Borrowers agreed to pledge to UBS 17,000,000 shares of Class A Common Stock (the “Collateral”) to secure the obligations of the Borrowers under the Margin Loan Agreement. The obligations of the Borrowers under the Margin Loan Agreement mature on October 29, 2026. Upon the occurrence of certain events that are customary with this type of transaction, UBS may exercise its rights to foreclose on, and dispose of, the Collateral in accordance with the Margin Loan Agreement. In order to facilitate the exercise by UBS of its rights upon the occurrence of any such event, each of the Borrowers also entered into (i) an Account Control Agreement, dated as of October 29, 2024, by and among the Borrowers, UBS, and UBS Financial Services Inc. and (ii) a Letter Agreement, dated as of October 29, 2024, by and among the Borrowers, UBS and the New Issuer (together, the “Collateral Agreements”). Copies of the forms of Collateral Agreements are attached as Exhibits to this Schedule 13D, and are incorporated herein by reference.  The foregoing arrangement amended and restated the Promissory Note and Collateral Agreement and related Collateral Agreements previously disclosed in Amendment No. 2 to the Schedule 13D, which agreements are no longer effective.
Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit Description

5	Form of Account Control Agreement, dated as of October 29, 2024, by and among each of the Borrowers, UBS and UBS Financial Services Inc.
6	Form of Letter Agreement, dates as of October 29, 2024, by and among each of the Borrowers, UBS and the New Issuer.

CUSIP No. 03168L105
13D	Page 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 31, 2024

/s/ Chirag Patel
Chirag Patel